Exhibit G

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MARCH 11, 2015

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2013, on Form 18-K filed with the Commission on September 30, 2014, as amended by Amendment No. 1 thereto filed on Form 18-K/A with the SEC on February 19, 2015. To the extent the information in this Exhibit G is inconsistent with the information contained in such annual report, the information in this Exhibit G replaces such information. Initially capitalized terms used in this Exhibit G have the respective meanings assigned to those terms in such annual report.

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism. Data for the Colón Free Zone (CFZ) and the Panama Canal (Canal) have not yet been published using the new base year.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (GFSM 1986). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (SNA 1993); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN SNA 2008. Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (BPM5).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Political Developments

On May 4, 2014 Panama held general elections for the posts of president, members of the Assembly and other regional posts. In several individual decisions, the Electoral Tribunal annulled the election results for eleven Assembly seats. These seats were contested again in several rounds of special elections starting on November 16, 2014 and ending on December 21, 2014. The Assembly began its session on January 2, 2015 with 68 of 71 members seated because the results of three of the special elections were being contested before the Electoral Tribunal. The Electoral Tribunal subsequently dismissed these challenges, and issued Decree 1 of January 30, 2015, declaring all cases concerning the 2014 elections formally closed. Currently, in the Assembly, 26 seats belong to the Partido Revolucionario Democrático (PRD), 24 seats belong to Cambio Democrático, 16 seats belong to the governing party, the Partido Panemeñista (PP), three seats belong to the Partido Molirena, one seat belongs to Partido Popular and one seat belongs to an independent. The majority coalition is comprised of the PRD, the PP and the Partido Popular.

On October 20, 2014, the Assembly suspended Magistrate Judge Alejandro Moncada from the Supreme Court pending a corruption investigation by an Assembly committee for suspected crimes including money laundering and illicit enrichment. On March 5, 2015, Mr. Moncada was sentenced to serve five years in prison and prohibited from holding public office for a period of five years following his prison term.

In December 2014, Federico Humbert was elected by the Assembly to become the new Comptroller General. Nitzia de Villarreal was elected as Deputy Comptroller. Humbert replaces Gioconda Torres de Bianchini, whose term ended on December 31, 2014.

Following unanimous ratification by the Assembly, Kenia Porcell Diaz has taken office as the new Attorney General for the 2015-2025 term, replacing Ana Belfon, whose term ended on December 31, 2014.

On January 7, 2015, the cabinet, through Resolution No. 1 of 2015, appointed Rigoberto González Montenegro as the new Procurador de la Administración for the 2015-2025 term, replacing Dr. Oscar Ceville, whose term ended on December 31, 2014.

Recent Government Actions

Executive Decree No. 165 of July 1, 2014, established temporary price caps on twenty-two products that are part of the family food basket. The measure became effective on July 7, 2014 for a six-month period. Executive Decree No. 303 of December 24, 2014 extended the temporary price caps on the twenty-two products for another six months, with certain adjustments to the caps, and became effective on January 7, 2015. According to government estimates, the decree has resulted in a U.S.$52 decrease in the price of the family food basket since it took effect in July 2014.

Law 25 of October 28, 2014 created a moratorium ending on December 31, 2014 on fines, penalties, interest and surcharges imposed on delinquent taxes under the jurisdiction of the Dirección General de Ingresos of the Ministry of Economy and Finance. On December 26, 2014, the Ministry of Economy and Finance announced an extension of the moratorium until January 2, 2015. The amount collected during the moratorium totaled U.S.$141.6 million.

The Social and Fiscal Responsibility Regime established by Law No. 34 of 2008 (Social Fiscal Responsibility Law) required the new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law 25 of October 28, 2014, increased the permitted Non-Financial Public Sector fiscal deficit limit for 2014 to 4.1% of nominal GDP from the previous 2.7% limit established by Law No. 38 of 2012.

The Government, through Executive Decree No. 689 of December 26, 2014, adopted the five-year Strategic Government Plan, “Un solo país”. The Plan includes the economic and social strategy, the financial program and a five-year indicative public investment plan that establishes the criteria for public expenditure for prioritized sectors, programs and projects. Such prioritized sectors include, among others, transportation, energy, agriculture and tourism, while projects and programs include a project to provide potable water and a program to improve the quality of education in the country.

The Government has decided to maintain an electricity subsidy for all sectors, but to increase electricity rates for some sectors. Starting January 1, 2015, the focus of the subsidy has been on low-income individuals that consume less energy. Residential customers of electric power companies who consume up to 300 kilowatts per hour (kWh), representing 73% of total users of the system, will experience no rate increase. Those who consume between 301 kWh and 750 kWh will pay 9% more and those that exceed 750 kWh will have a rate increase of 19%.

The Economy

In 2014, Panama’s real GDP was U.S.$35.6 billion, representing an estimated increase of 6.2% compared to 2013, when Panama’s real GDP increased by 8.4% to U.S.$33.6 billion. Mining activities increased 12.5% in 2014, compared to 2013, and accounted for 1.4% of real GDP; the increase in 2014 was due to increased extraction of raw materials, mainly sand and stone, in response to increased demand by the construction industry. The construction sector grew by 14.8% in 2014, compared to 2013, primarily due to the execution of public and private infrastructure projects, mainly residential and non-residential buildings and the widening and rehabilitation of road infrastructure undertaken by the Government. The contribution of the construction industry to real GDP increased from 13.3% in 2013 to 14.4% in 2014. The financial intermediation sector grew by 3.7% in 2014 compared to 2013, primarily due to improved performance of the banking sector, and represented a contribution of 7.5% to real GDP in 2014, a slight decrease compared to 7.6% of real GDP in 2013.

The transportation, storage and telecommunications sector grew by an estimated 6.0% in 2014 compared to 2013, driven mainly by port enterprises, the Panama Canal, air transportation and telecommunications, and represented 18.6% of estimated real GDP in 2014, the same level as in 2013. The public utilities sector grew by 5.6% in 2014 compared to 2013, representing a contribution of 2.6% of real GDP in 2014, the same level recorded in 2013. In 2014, primary activities increased an estimated 5.5% from 2013 and represented 4.2% of real GDP, compared to 3.3% in 2013. Agricultural sector output decreased 0.2% in 2014 compared to 2013 and represented 2.4% of real GDP in 2014, compared to 2.6% in 2013. This contraction is mainly explained by decreased performance in rice and pineapples. Fisheries registered an increase of 19.6% in 2014, compared to 2013, due to the higher number of commercial species caught and due to increases in exports of by-products of industrial fishing and shrimp. Fisheries represented 0.5% of real GDP in 2014, compared to 0.4% in 2013.

The following tables set forth Panama’s real GDP, including the sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2010 to 2014:

Gross Domestic Product

	2010	2011	2012	2013	2014(P)
Gross Domestic Product (millions of dollars in constant prices)(1)	$25,372.8	$28,105.5	$30,985.5	$33,573.5	$35,642.2
% Change over Previous Year	5.9%	10.8%	10.2%	8.4%	6.2%
Gross Domestic Product (millions of dollars in nominal prices)	$28,814.1	$33,270.5	$37,956.2	$42,648.1	$46,212.6
% Change over Previous Year	11.1%	15.5%	14.1%	12.4%	8.4%

(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2010	2011	2012	2013	2014(P)
Primary Activities:
Agriculture	$764.4	$808.2	$847.5	$863.1	$861.3
Fisheries	150.7	118.7	122.7	141.3	169.0
Mining	213.1	252.7	325.5	427.7	481.2
Total	$1,128.2	$1,179.6	$1,295.6	$1,432.1	$1,511.5
Industrial Activities:
Manufacturing	$1,596.0	$1,650.3	$1,655.1	$1,699.8	$1,703.8
Construction	2,255.5	2,671.9	3,438.1	4,463.7	5,124.5
Total	$3,851.5	$4,322.2	$5,093.2	$6,163.5	$6,828.3
Services:(2)
Public utilities	$756.1	$901.8	$836.4	$862.2	$910.2
Commerce, restaurants and hotels	5,438.3	6,193.7	6,712.0	6,972.4	7,260.9
Transportation, storage and communications	4,713.4	5,295.2	5,892.5	6,253.2	6,631.4
Financial intermediation	2,011.1	2,164.0	2,341.4	2,566.8	2,660.5
Real estate	3,662.7	3,892.6	4,267.5	4,613.6	4,908.2
Other services	3,317.1	3,508.7	3,754.1	3,947.3	4,063.8
Total	$19,898.8	$21,956.0	$23,803.9	$25,215.4	$26,435.0
Plus Import Taxes(3)	1,124.9	1,311.5	1,502.3	1,525.3	1,648.4
Less Imputed Banking Services	(630.5)	(663.8)	(709.5)	(762.9)	(781.0)
Gross Domestic Product	$25,372.8	$28,105.5	$30,985.5	$33,573.5	$35,642.2

(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(3)	Including value-added tax.

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2010	2011	2012	2013	2014P)
Primary Activities:
Agriculture	1.9%	5.7%	4.9%	1.8%	(0.2)%
Fisheries	(41.2)%	(21.2)%	3.4%	15.2%	19.6%
Mining	7.3%	18.6%	28.8%	31.4%	12.5%
Total	(6.3)%	4.6%	9.8%	10.5%	5.5%

Industrial Activities:
Manufacturing	2.1%	3.4%	0.3%	2.7%	0.2%
Construction	6.7%	18.5%	28.7%	29.8%	14.8%
Total	4.7%	12.2%	17.8%	21.0%	10.8%

Services:(2)
Public utilities	(18.9)%	19.3%	(7.3)%	3.1%	5.6%
Commerce, restaurants and hotels	10.1%	13.9%	8.4%	3.9%	4.1%
Transportation, storage and communications	13.2%	12.3%	11.3%	6.1%	6.0%
Financial intermediation	2.1%	7.6%	8.2%	9.6%	3.7%
Real estate	5.4%	6.3%	9.6%	8.1%	6.4%
Other services	4.1%	5.8%	7.0%	5.1%	3.0%
Total	6.6%	10.3%	8.4%	5.9%	4.8%

Plus Import Taxes(3)	9.6%	16.6%	14.5%	1.5%	8.1%
Less Imputed Banking Services	3.8%	5.3%	6.9%	7.5%	2.4%
Gross Domestic Product	5.9%	10.8%	10.2%	8.4%	6.2%

(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2010	2011	2012	2013	2014(P)
Primary Activities:
Agriculture	3.0%	2.9%	2.7%	2.6%	2.4%
Fisheries	0.6%	0.4%	0.4%	0.4%	0.5%
Mining	0.8%	0.9%	1.1%	1.3%	1.4%
Total	4.4%	4.2%	4.2%	3.3%	4.2%
Industrial Activities:
Manufacturing	6.3%	5.9%	5.3%	5.1%	4.8%
Construction	8.9%	9.5%	11.1%	13.3%	14.4%
Total	15.2%	15.4%	16.4%	18.4%	19.2%
Services:(2)
Public utilities	3.0%	3.2%	2.7%	2.6%	2.6%
Commerce, restaurants and hotels	21.4%	22.0%	21.7%	20.8%	20.4%
Transportation, storage and communications	18.6%	18.8%	19.0%	18.6%	18.6%
Financial intermediation	7.9%	7.7%	7.6%	7.6%	7.5%
Real estate	14.4%	13.8%	13.8%	13.7%	13.8%
Other services	13.1%	12.5%	12.1%	11.8%	11.4%
Total	78.4%	78.1%	76.8%	75.1%	74.2%
Plus Import Taxes(3)	4.4%	4.7%	4.8%	4.5%	4.6%
Less Imputed Banking Services	(2.5)%	(2.4)%	(2.3)%	(2.3)%	(2.2)%
Gross Domestic Product	100.0%	100.0%	100.0%	100.0%	100.0%

(P)	Preliminary figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Canal’s 2014 fiscal year, canal transits decreased to 13,482 transits from 13,660 transits in 2013, while cargo tonnage increased to 224.9 million long tons from 209.9 million long tons in 2013. According to the Panama Canal Authority (PCA), toll revenues for the fiscal year ended September 30, 2014 reached U.S.$1,910.3 million, an increase of 3.3% over fiscal year 2013.

On average, from the Canal’s 2010 fiscal year to the Canal’s 2014 fiscal year, transits through the Canal decreased by 1.3% and cargo tonnage increased by 2.5%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have caused the decrease in the number of vessels required to transport cargo between 2010 and 2014. However, on average, from the Canal’s 2010 fiscal year to the Canal’s 2014 fiscal year, toll revenues have increased by 6.7% per annum, primarily due to an increase in toll rates.

The following table sets forth the Canal’s statistical information for fiscal years 2010 through 2014 (each ended on September 30):

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2010	14,230	1,482.1	204.8
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.6	209.9
2014	13,482	1,910.3	224.9

Source: Panama Canal Authority

After more than one year of informal consultations with representatives from different segments of the maritime industry, the PCA published on January 5, 2015 a proposal for a new structure for tolls. A public comment period began on January 12, 2015, which included a public hearing on February 27, 2015.

After the comment period, any change in the tolls must be approved by the cabinet. The proposal will affect charges for all segments of the market, except the category of domestic maritime conglomerate, and, subject to approval, is scheduled to enter into effect in April 2016. The new tolls will be applied to traffic using the existing channel, as well as the additional traffic resulting from the construction of the third set of locks. The PCA proposes to modify its system of tolls and measurement rules for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and the creation of a segment for ships carrying liquefied natural gas.

As of September 30, 2014, PCA has received claims relating to alleged cost overruns in the Canal expansion project from the contractor Grupo Unidos por el Canal (GUPCSA) amounting to U.S.$1,690.0 million. These claims are in different stages of the conflict resolution process established under the contract for the construction of the third set of locks. Two of the claims relating to the concrete mix used in the expansion project were rejected by the PCA. As of September 30, 2014, GUPCSA had submitted claims totaling U.S.$464.0 million to the Dispute Adjudication Board (DAB) for resolution. The DAB has recognized approximately U.S.$233.0 million of these claims. The PCA received another claim that amounts to U.S.$898.0 million, concerning an alleged interruption and delay that is still being assessed by the PCA. GUPCSA presented other claims for an aggregate amount of U.S.$92.0 million that were denied by the PCA. Some of these claims may be submitted by GUPCSA to the DAB in the coming months. The DAB also rejected claims that amounted to U.S.$138.0 million. Following the DAB’s decision, GUPCSA submitted claims to an International Chamber of Commerce arbitration tribunal in December 2013 amounting to a total of U.S.$180.0 million. A final hearing has been scheduled for December 2015.

The Panama Canal Expansion Program was scheduled to start operations by year-end 2014. The third set of locks, originally scheduled to be completed by November 2014, is now expected to be completed by the beginning of 2016. On November 13, 2014, the PCA delivered a formal notice of claim to the GUPCSA with respect to the work to be completed after the November 2014 deadline. The PCA is seeking U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. Such amount will not be withheld by the PCA until there is an arbitral decision in accordance with the procedures of the International Chamber of Commerce. The PCA may file future claims for the total amount of any damages caused by the delay.

On January 6, 2015, as part of its legislative oversight function, the Assembly summoned Jorge Luis Quijano, Administrator of the PCA, to appear before the Assembly to address questions about the status and cost overruns related to the Panama Canal Expansion Program, among other related issues. The Administrator appeared before the Assembly on January 19, 2015. In his testimony, the Administrator stated that the PCA had received 17 claims from GUPCSA for a total aggregate amount of U.S.$2,391 million and that the third set of locks should be operational by the first quarter of 2016.

The Colón Free Zone

In November 2014, the Minister of Commerce and Industry of Panama, Meliton Arrocha, met with the Minister of Economy, Finance and Public Banking of Venezuela, Rodolfo Torres, to express Panama’s interest in creating a timetable for the payment of backlogged debts owed to Copa Airlines, in an amount estimated by Copa Airlines to be U.S.$499 million, and a disputed amount to companies based in the CFZ due in part to exchange controls imposed by Venezuela. As a result of this meeting, two frameworks were created, one to resolve the dispute with regard to Copa Airlines, and the other for the CFZ-based companies.

Employment and Labor

In 2014, Panama’s labor force was preliminarily estimated at 1.781 million persons (up from 1.744 million in 2013), which represented approximately 64% of the total working age population.

As of August 2014, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Canal, banking, the CFZ and public utilities) employed 64.2% of the employed labor force, compared to 15.7% for the primary sector (consisting of agriculture and fisheries) and 20.1% for the industrial sector (consisting of manufacturing and construction).

In 2010, the unemployment rate decreased slightly to 6.5% as a result of new hiring in the private sector (20,710 employees hired) and in the government (15,470 employees hired). In 2011, the unemployment rate decreased to 4.5% primarily due to economic stability and an inflow of foreign direct investment. In 2012, the unemployment rate decreased slightly to 4.1%. In 2013, the unemployment rate remained at 4.1%, the same level as in 2012, primarily as a result of the country’s continued economic stability. In 2014, the unemployment rate increased to 4.8%.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 30, 2010 through August 30, 2014:

	2010	2011	2012	2013	2014
	(thousands of persons)
Total Population	3,661.8	3,723.8	3,787.5	3,850.7	3,913.3
Working-Age Population	2,450.4	2,603.4	2,659.8	2,719.8	2,782.1
Labor Force
Employed	1,455.6	1,538.1	1,617.2	1,672.4	1,695.4
Unemployed	101.5	72.2	68.3	71.5	85.9

Total	1,557.0	1,610.2	1,685.4	1,743.8	1,781.3

	(annual percentage change)
Total Population	1.7%	1.7%	1.7%	1.7%	1.6%
Working-Age Population	1.9%	6.2%	2.2%	2.3%	2.3%
Labor Force
Employed	1.0%	5.7%	5.1%	3.4%	1.4%
Unemployed	0.3%	-28.9%	-5.4%	4.7%	20.2%

Total	1.0%	3.4%	4.7%	3.5%	2.1%

	(in percent)
Labor Force:
Participation Rate(1)	63.5	61.9	63.4	64.1	64.0
Employment Rate(2)	93.5	95.5	95.9	95.9	95.2
Unemployment Rate	6.5	4.5	4.1	4.1	4.8

(1)	Total labor force as percentage of working-age population
(2)	Employed labor force as percentage of total labor force.

Source: Office of the Comptroller General

Public Finance

The Assembly approved Panama’s 2015 budget on November 26, 2014. The 2015 budget contemplates total expenditures of U.S.$19.6 billion, with budget estimates based on an anticipated 10.8% growth in nominal GDP, and an anticipated consolidated non-financial public sector deficit of approximately U.S.$1,032.1 million (or approximately 2.0% of estimated nominal GDP) for 2015. Under the 2015 budget, nominal GDP for 2015 is expected to be U.S.$52.5 billion. The 2015 budget allocates public expenditures approximately as follows: 41.40% to the social sector; 10.57% to production/development; 10.07% to infrastructure; 15.56% to general services; 9.48% to financial services; 0.95% to environmental and technological development and 11.97% to unclassified expenditures.

Period Ended December 31, 2014

The Central Government’s total revenues for the period ended December 31, 2014 totaled U.S.$6,979.5 million, an increase of 0.8% from 2013. Capital expenditures decreased by 5.1% to US$3,623.1 million in 2014 compared to 2013. Current savings reached U.S.$1,414.5 million as of December 31, 2014, which represents 7.6% of the estimated 2014 GDP, a decrease of 1.3 percentage points compared to 2013. The table below sets forth the revenues, by purposes, and the expenditures, by sector, of the Central Government for the periods indicated.

Fiscal Performance: Central Government

	Period Ended December 31, (in millions of U.S. dollars)
	2013(R)	2014(P)
Total Revenues	6,924.1	6,979.5
Adjusted Current Revenue	6,796.5	6,923.4
Tax Revenue	4,859.3	4,826.4
Direct	2,619.6	2,468.5
Indirect	2,239.7	2,357.9
Non Tax Revenues	1,937.2	2,097.1
Income Adjustment	0.0	0.0
Capital Income	114.3	54.0
Donations	13.3	2.1
Total Expenditures	8,613.9	9,132.0
Current Expenditures	4,798.0	5,508.9
Personnel Expenditures	1,761.2	1,976.1
Goods and Services	513.9	600.0
Transfers	1,528.5	1,892.9
Interest Payments	822.1	837.6
Others	172.3	202.4
Current Savings	1,998.5	1,414.5
Capital Expenditures	3,815.9	3,623.1
% of GDP(1)	8.9%	7.6%
Deficit	(1,689.8)	(2,152.6)
% of GDP(1)	(4.0)%	(4.5)%

(R)	Revised
(P)	Preliminary
(1)	Based on preliminary 2013 GDP of U.S.$42,648 million and projected 2014 GDP of U.S.$47,459 million, as opposed to the subsequently released preliminary 2014 GDP of U.S. $46,212.6 million.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including the Caja de Seguro Social (“CSS”) and public universities) and non-financial public enterprises, had total revenues of U.S.$10,062.9 million as of December 31, 2014, an increase of 1.1% compared with 2013. The increase was due mainly to an increase of Central Government Non-Tax Revenues, as well as higher revenues from the CSS. Current savings for the sector amounted to U.S.$2,200.1 million in the period ended December 31, 2014, a decrease of 21.2% compared to 2013.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-public financial sector for the periods indicated.

Fiscal Performance: Non-Financial Public Sector

	Period Ended December 31, (in millions of U.S. dollars)
	2013(R)	2014(P)
Total Revenues	9,949.7	10,062.9
General Government Current Revenue	9,537.6	9,785.5
Central Government	6,673.8	6,803.1
Social Security	2,676.7	2,793.8
Consolidated Agencies	187.1	188.6
Public Enterprises Balance	124.6	120.2
Non-consolidated Agencies and Others	91.6	77.4
Capital Income	182.5	77.7
Donations	13.3	2.1
Total Expenditures	10,975.7	11,942.9
General Government Current Expenditures (exc. interest)	6,137.7	6,940.3
Central Government	3,535.9	4,164.8
Social Security	2,401.4	2,556.0
Consolidated Agencies	200.4	219.5
Interest	823.9	842.7
Capital Expenditures	4,014.1	4,159.9
Current Savings	2,792.2	2,200.1
% of GDP(1)	6.5%	4.6%
Deficit	(1,026.0)	(1,880.1)
% of GDP(1)	(2.4)%	(4.0)%

(R)	Revised
(P)	Preliminary
(1)	Based on preliminary 2013 GDP of U.S.$42,648 million and projected 2014 GDP of U.S.$47,459 million, as opposed to the subsequently released preliminary 2014 GDP of U.S. $46,212.6 million.

Source: Ministry of Economy and Finance.

Financial System

The Banking Sector

Total assets of the banking sector were approximately 7.5% higher at September 30, 2014 than at the same date in 2013. Deposits were approximately 8.5% higher at September 30, 2014 than at the same date in 2013.

The table below sets forth information on the banking sector at September 30 for each of the years 2013 and 2014:

The Banking Sector

(in millions of U.S. dollars)

	As of September 30,
	2013	2014
Assets:
Liquid Assets:
Deposits in local banks	2,774.1	4,027.4
Deposits in foreign banks	12,543.9	15,040.1
Other	1,102.7	1,005.3
Total Liquid Assets	16,420.7	20,072.8
Loans	62,450.9	64,374.7
Investments in Securities	15,241.2	17,232.6
Other assets	3,608.8	3,408.4
Total Assets	97,721.6	105,088.5
Liabilities:
Deposits:
Internal:
Official	6,468.9	7,150.3
Public	31,055.7	34,094.0
Banks	2,658.1	4,065.0
Total Internal Deposits	40,182.6	45,309.4
External:
Official	57.8	58.1
Public	22,263.2	22,955.4
Banks	8,036.1	8,237.3
Total External Deposits	30,357.1	31,250.9
Total Deposits	70,539.8	76,560.3
Obligations	14,002.6	14,524.8
Other Liabilities	3,194.1	2,850.5
Total Liabilities	87,736.4	93,935.5
Capital and Reserves	9,985.2	11,153.0
Total Liabilities and Capital	$97,721.6	$105,088.5

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

Between January and September 2014, Panama’s net exports of goods decreased to U.S.$630.0 million, or by approximately 1.2%, as compared to the same period of 2013. For this same period, Panama’s imports of goods decreased to U.S.$17,540.1 million, or by approximately 3.6%, as compared to 2013.

Between January and September 2014, banana and pineapple exports totaled U.S.$91.0 million, a 9.5% decrease from 2013. The decrease in exports of bananas and pineapples resulted from a decrease from 15 to 13 export destinations for bananas and lower demand from destinations such as the Netherlands, Turkey and Spain.

Between January and September 2014, shrimp exports increased by 57.7% to U.S.$56.3 million. The growth in shrimp exports in 2014 was due to an overall increase in demand from countries such as the United States and Vietnam.

Between January and September 2014, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$36.6 million, reflecting a 53.7% increase from 2013. In 2014, exports increased, even though the number of registered export destinations countries for frozen yellow fin tuna decreased from twelve as of year-end 2013 to seven.

Between January and September 2014, fishmeal exports amounted to U.S.$43.7 million, an increase of 67.3% from 2013 levels. The increase in exports of fishmeal came from increased demand from countries such as Denmark, Japan and China.

Between January and September 2014, petroleum derivatives exports were U.S.$1.1 million, a 34.8% decrease compared to the same period of 2013. The decrease in exports of petroleum derivates came from overall decreased demand from countries such as Jamaica, Puerto Rico and Costa Rica.

For the period ended September 30, 2014, Panama’s largest trading partners for exports were the United States, Germany and China, with exports amounting to U.S.$120.1 million, U.S.$63.8 million and U.S.$58.9 million, respectively.

For the period ended September 30, 2014, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,563.4 million, U.S.$833.0 million and U.S.$438.0 million, respectively.

As of September 30, 2014, approximately 8.3% of Panama’s imports came from the CFZ.

The following tables set forth the composition of Panama’s imports and exports for the nine-month period ended on September 30 of the years indicated:

Composition of Merchandise Exports, F.O.B.(1)

(in millions of U.S. dollars)

	Period ended September 30,
	2013(R)	2014(P)
Petroleum(2)	$1.7	$1.1
Non-petroleum Merchandise Exports:
Bananas	67.1	66.7
Muskmelon	4.0	3.4
Watermelon	16.5	17.1
Sugar	22.1	23.5
Shrimp	35.7	56.3
Coffee	6.7	6.0
Fishmeal(3)	26.1	43.7
Frozen yellow fin tuna, fresh and frozen fish filet	23.8	36.6
Other seafood	0.2	0.6
Gold	60.6	1.1
Pineapples	33.5	24.4
Clothing	5.7	3.4
Meat from cattle	19.9	16.8
Standing cattle	1.4	0.4
Leather and similar products	17.2	17.0
Other	296.0	312.7
Total	637.9	630.0
Re-exports other than CFZ	142.1	155.7
Total	$780.0	$785.7

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excludes maritime and aviation fuel sales.
(3)	Including fish oil.

Source: Office of the Comptroller General.

Composition of Merchandise Imports, C.I.F.

(in millions of U.S. dollars)

	Period ended September 30,
	2013(R)	2014(P)
Consumer Goods	$4,402.5	$4,736.2
Non-durable	1,212.3	1,288.3
Semi-durable	810.3	889.1
Domestic utensils	368.8	314.3
Fuels and lubricants	2,011.0	2,244.5
Intermediate Goods	2,400.6	2,700.3
Agricultural raw materials	172.4	166.1
Industrial raw materials	1,251.1	1,248.5
Construction materials	887.9	1,183.7
Other intermediate goods	89.1	102.0
Capital Goods	2,792.2	2,705.0
Agricultural	44.2	46.9
Industrial, construction and electricity	963.4	948.4
Transportation equipment and telecommunication	986.5	961.5
Other capital goods	798.1	748.1
Total	$9,595.3	$10,141.4

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

International Trade

The Free Trade Agreement between Panama and Mexico was ratified by the Assembly in October 2014. During the first nine months of 2014, Panamanian exports to Mexico, other than CFZ, totaled U.S.$8.8 million (1.4% of total exports for this period). Imports from Mexico, other than CFZ, amounted to U.S.$438.0 million (4.3% of total imports between January and September 2014).

On November 7, 2014, Cuba and Panama signed the First Modifying Protocol of the Partial Scope Agreement, which extends the existing Partial Scope Agreement by covering, among other items, increased cooperation in access to each other’s respective markets, rules of origin, industrial property rules and intellectual property rules. During the first nine months of 2014, Panamanian exports to Cuba, other than CFZ, totaled U.S.$2.0 million (0.3% of total exports for this period). Imports from Cuba, other than CFZ, amounted to U.S.$0.4 million.

On January 23, 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries where no trade agreement had been signed effective March 1, 2013. On June 18, 2013, Panama lodged a complaint at the World Trade Organization (WTO) against Colombia claiming that the effective import tariff on those products is higher than the maximum allowed under the WTO agreement. On January 15, 2014, the Director-General of the WTO established a panel to hear Panama’s complaint. On November 4, 2014, the chair of the panel informed the Dispute Settlement Body that the start of the panel proceedings was to be delayed due to the unavailability of certain parties. However, notwithstanding the delay, the panel expects to issue its final report by August 2015.

Foreign Direct Investment

Panama’s foreign direct investment (FDI) for 2013 was U.S.$4,653.5 million, an increase of U.S.$1,673.9 million, or 56.2%, from the amount recorded in 2012. In 2013, 59.6% of FDI came from reinvested earnings; 28.8% of FDI came from the purchases of shares of domestic companies by non-resident investors, mainly in the hospitality and real estate sectors and in manufacturing; and the remaining 11.6% from other capital. Of this gross amount of investment by non-residents, U.S.$583.4 million corresponds to capital invested in the CFZ in 2013, a decrease of U.S.$46.3 million as compared to the same period of the previous year. FDI inflows for the first nine months of 2014 amounted to U.S.$3.6 billion, a 21.1% increase as compared to the same period in 2013.

The following table sets forth the foreign direct investment in Panama by investor resident country for the years 2010 through 2013.

Foreign Direct Investment in Panama

by Investor Resident Country

Investor Residence Country	Foreign Direct Investment (in thousands of U.S.$)
	2010	2011(R)	2012(P)	2013(P)
TOTAL	2,723,370	3,152,605	2,979,673	4,653,755
EUROPE	607,095	888,317	(199,219)	1,367,509
European Union	155,144	667,997	(350,905)	982,201
Germany	15,275	105,824	92,712	77,047
Belgium	11,348	23,472	(130,462)	427,700
Denmark	(6,249)	(336)	(36,447)	12,378
Spain	(49,936)	133,462	4,120	120,819
France	(11,221)	9,869	12,659	19,600
Italy	(99,914)	76,805	20,390	28,657
Netherlands	126,034	(113,557)	304,392	87,652
United Kingdom	79,140	456,516	(529,548)	97,225
Sweden	20,466	7,982	21,676	20,210
Other Countries(1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	70,201	(32,020)	(110,397)	90,913
Other European countries	451,951	220,320	151,686	385,308
Andorra	7,974	(1,915)	8,015	2,634
Norway	(239)	1,020	874	660
Switzerland	444,215	215,937	139,352	379,135
Other countries(1): Liechtenstein, Russia and Turkey	1	5,278	3,445	2,879
AFRICA	879,123	191,425	612,130	245,607
South Africa	879,123	191,425	612,130	245,607
AMERICA	1,097,616	1,755,018	2,065,859	2,565,191
North America	1,119,406	870,948	967,194	1,023,006
Canada	8,598	47,692	1,128,915	17,731
United Sates	1,120,021	651,965	(15,813)	788,546
Mexico	(9,213)	171,291	(145,908)	216,729
Central America and Caribbean	(214,352)	212,085	332,984	238,937
Aruba	(963)	(12,808)	3,589	2,315
Bahamas	4,678	786	35,952	4,454
Costa Rica	12,803	114,624	42,883	47,607
Cuba	(1,194)	1,229	688	602

Investor Residence Country	Foreign Direct Investment (in thousands of U.S.$)
	2010	2011(R)	2012(P)	2013(P)
El Salvador	(19,547)	22,862	37,766	21,084
Guatemala	4,358	28,494	27,656	17,820
Honduras	6,563	(10,739)	36,573	4,102
Jamaica	(208,920)	4,022	11,998	33,973
Nicaragua	(1,142)	(478)	8,944	3,015
Puerto Rico	(63,109)	(101,974)	7,474	21,147
Dominican Republic	34,622	29,916	30,991	13,740
Other countries(1): Belize, Haiti, Barbados, Cayman Islands, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad, Curaçao and Tobago	17,499	133,133	88,470	69,083
South America	192,562	671,985	765,681	1,303,248
Argentina	(21,715)	3,399	6,010	13,930
Bolivia	5	(1)	30	75
Brazil	(1,973)	19,993	145,521	13,794
Chile	36,848	(29,929)	7,787	8,888
Colombia	82,274	486,001	428,740	1,124,621
Ecuador	8,784	12,527	9,003	5,493
Peru	12,806	182,430	23,901	53,910
Venezuela	75,533	(2,435)	144,689	82,537
ASIA	117,278	308,254	496,390	472,824
Middle and Near East	5,078	(23,131)	5,975	1,256
Israel	5,078	484	4,921	1,256
Lebanon	—	(23,615)	5,975	—
Central Asia, southern and other Persian Gulf countries	1,809	15,613	63,935	17,393
India	1,792	(714)	1,622	1,500
Singapore	—	17,468	62,195	15,109
Other countries(1)(2): Philippines, Pakistan, Saudi Arabia and Lebanon	17	(1,141)	118	784
East Asia	110,391	315,772	426,480	454,175
China, Hong Kong	(25,133)	11,310	1,649	5,995
China, Democratic People’s Republic of Korea (North Korea)	(2,835)	548	5,753	27,515
Republic of Korea (South Korea)	(17,646)	184,165	410,447	51,006
Japan	25,677	6,221	(3,917)	280,757
Republic of China (Taiwan)	130,328	113,528	12,548	88,902
OTHER COUNTRIES: (1) Angola, Australia and Uruguay	22,258	(13,024)	4,513	2,624

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with two or fewer companies of direct investment have been included in this line.
(2)	Lebanon is included in this line in 2013 instead of being included in a separate line.
(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

The following table sets forth foreign direct investment in Panama by category of economic of activity for the years 2010 through 2013.

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment (in thousands of U.S.$)
	2010	2011(R)	2012 (P)	2013(P)
TOTAL	2,723,370	3,152,605	2,979,673	4,653,755
Agriculture, cattle, hunting and forestry	79,133	54,542	14,274	19,757
Mining and quarrying	(2,151)	39,446	1,149,420	11,709
Manufacturing industries	(113,757)	297,883	520,404	363,614
Electricity, gas and water supplies	(33,677)	278,613	(122,648)	526,917
Construction	(211,650)	175,444	117,198	101,132
Wholesale and retail	1,571,905	971,776	954,586	1,424,800
Transport, storage and mail	783,202	282,751	463,498	479,499
Hotels and restaurants	(11,997)	39,301	623	66,580
Information and communication	37,516	34,473	(333,039)	354,310
Finance and insurances activities	360,205	642,553	178,079	1,130,747
Real estate activities	112,235	94,901	28,514	35,769
Professional, scientific and technical activities	(12,755)	82,201	27,061	40,616
Administrative activities and support services	165,292	85,330	(51,000)	36,915
Education	(1,525)	12,453	11,338	9,651
Social and health related services	13,366	9,648	(359)	13,023
Arts, entertainment and related activities	(17,697)	(6,446)	23,150	21,900
Other services activities	5,725	57,736	(1,426)	16,816

NOTE: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: National Institute of Statistics and Census.

Balance of Payments

For 2014, the current account balance was a $5,258.0 million deficit, compared to a $4,919.5 million deficit for 2013. For 2014, the capital and financial account balance was a $5,994.8 million surplus, compared to a $4,861.9 million surplus for 2013.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. Panama had $12,442.0 million in non-CFZ merchandise imports in 2014, an increase of 5.0% from year 2013, while imports to the CFZ for 2014 were $11,060.3 million. Similarly, Panama had $818.2 million in non-CFZ merchandise exports in 2014, a 3.0% decrease compared to 2013, while CFZ re-exports for 2013 were $12,962.1 million.

Excluding the CFZ, Panama historically has suffered large merchandise trade deficits. For 2014, the deficit, excluding the CFZ, was $10.1 billion, representing 21.8% of the preliminary 2014 GDP, an increase from 21.3% of GDP in 2013. However, these deficits have been significantly offset by the economic value added by the CFZ. For 2014, the merchandise trade deficit including the CFZ was $8.1 billion, representing 17.6% of the preliminary 2014 GDP, an increase from 16.4% during 2013. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. For 2014, the service sector had a net balance of payments surplus of $6.0 billion, an 18.6% increase from 2013.

The following table sets forth Panama’s balance of payments for the years 2012 through 2014:

	2012(P,R)	2013(P,R)	2014(E)
Current Account:
Merchandise Trade(1)
Exports	18,857.3	17,159.5	15,332.1
Imports	(25,272.2)	(24,136.0)	(23,478.9)
Balance	(6,414.9)	(6,976.5)	(8,146.8)
Services	4,696.1	5,058.3	6,000.6
Rent(2)	(1,896.7)	(3,063.8)	(3,232.0)
Unilateral Transfers(3)	88.0	62.5	120.2
Balance	(3,527.5)	(4,919.5)	(5,258.0)

Capital and Financial Account:
Capital Account	16.5	28.2	24.2
Financial Account	2,238.8	4,833.7	5,970.6
Direct Investment	3,254.0	4,372.7	4,350.7
Portfolio Investment	(754.1)	(111.0)	332.3
Assets	(282.8)	(736.9)	(1,224.2)
Liabilities	(471.3)	625.9	1,556.5
Other Capital	(261.1)	572.0	1,287.6
Assets	(3,527.6)	(2,941.3)	(4,453.8)
Liabilities	3,266.5	3,513.3	5,741.4
Balance	2,255.3	4,861.9	5,994.8

Errors and Omissions (net)	314.2	(51.7)	(202.5)
Overall Surplus (Deficit)	(958.0)	(109.3)	534.3

Financing	958.0	109.3	(534.3)
Total Reserves	(36.3)	(401.5)	(1,216.6)
Use of IMF credit and IMF loans	—	—	—
Exceptional Financing	994.3	510.8	682.3

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Includes CFZ figures.
(2)	Includes wages and investment profits.
(3)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers

Public Debt

Year Ended December 31, 2014.

Internal Debt

At December 31, 2014, Panama’s public sector internal debt represented approximately 21.3% of the total public sector debt. A substantial portion of total public sector internal debt is extended by public sector sources, in particular, official banking institutions and Banco Nacional de Panamá. As of December 31, 2014, Panama’s public sector internal debt totaled approximately U.S.$3.9 billion, an increase of U.S.$426.2 million from December 31, 2013. This increase was due to the issuance of the Treasury Note due 2021. Panama’s public sector internal debt as a percentage of GDP was 8.4% as of December 31, 2014 (based on a preliminary GDP of U.S.$46,212.6 million for 2014).

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2010 through 2014:

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2010	2011	2012	2013	2014
Private Sector Sources:
Treasury notes	$635.1	$1,133.0	$1,133.0	$1,022.8	$1,688.0
Treasury bills	230.0	264.1	415.1	449.5	307.0
Domestic bonds	0.0	0.0	1,364.0	1,464.0	1,464.0
Long-term private financing	29.1	24.8	20.5	16.1	11.7
Total	$894.2	$1,421.9	$2,932.6	$2,952.4	$3,470.7
Public Sector Sources:
Official banking institutions	$296.7	$481.9	$550.2	$500.1	$408.0
Total	$296.7	$481.9	$550.2	$500.1	$408.0
Total Public Sector Internal Debt	$1,190.9	$1,903.8	$3,482.8	$3,452.5	$3,878.7

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2014, total public sector external debt was approximately U.S.$14.4 billion, up from U.S.$12.2 billion as of December 31, 2013. Panama’s public sector external debt as a percentage of GDP was 31.1% as of December 31, 2014 (based on a preliminary GDP of U.S.$46,212.6 million for 2014), as compared to 28.7% as of December 31, 2013, with respect to the preliminary 2013 GDP results.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2010 through 2014 and the scheduled amortizations for public sector external debt for each of the years indicated:

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2010	2011	2012	2013	2014
Commercial banks	$216.9	$216.0	$302.2	$693.3	$1,021.4
Bonds	8,070.6	8,274.1	7,725.7	8,307.1	9,509.1
Multilateral agencies	1,825.7	2,039.4	2,403.0	2,937.4	3,575.6
Bilateral entities	325.4	380.9	351.6	293.3	246.2
Total	$10,438.6	$10,910.4	$10,782.5	$12,231.1	$14,352.2

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2014.

Source: Ministry of Economy and Finance.

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)

	2015	2016	2017	2018	2019	2020-2053
Multilaterals
World Bank	43.0	52.9	54.5	54.3	54.3	508.8
Inter-American Development Bank	158.2	188.2	194.6	121.2	111.9	1,134.7
International Agricultural Development Fund	0.0	0.0	0.0	0.0	0.0	0.2
Andean Development Corporation	33.7	43.3	45.8	48.3	56.2	551.6
European Investment Bank	3.6	3.9	4.6	4.6	4.6	27.7
The OPEC Fund for International Development	5.0	5.0	5.1	4.6	4.6	46.4
Total	243.5	293.4	304.6	233.0	231.7	2,269.4
Bilaterals	21.3	21.0	17.3	14.1	14.1	158.3
Bonds	378.8	0.0	0.0	0.0	0.0	9,130.3
Commercial Debt	130.3	144.8	144.8	106.5	93.8	401.3
Total	530.4	165.8	162.1	120.6	107.9	9,689.9

(1)	Projections based on outstanding balance as of December 31, 2014.

Source: Ministry of Economy and Finance.